# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ProCap Financial, Inc., CIK 0002076163
CUSIP: 74277P105
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 600 LEXINGTON AVE., FLOOR 2, 600 LEXINGTON AVE., FLOOR 2, NEW YORK, New York (NY), 10022
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001595888-25-000159
Filed by CIK 0001595888

## Reporting persons
- JANE STREET GROUP, LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 7,825,596; sole dispositive power 0; shared dispositive power 7,825,596; aggregate amount beneficially owned 7,825,596 (9% of the class)
  Comment: The reported holding includes 1,538,000 shares that can be acquired from convertible notes held by Jane Street Global Trading, LLC and 1902 shares that can be acquired from warrants held by Jane Street Global Trading, LLC and Jane Street Capital, LLC. The % ownership calculation uses 86,706,506 outstanding shares which is based on (1) 85,166,604 shares outstanding as of December 30, 2025 as stated in the issuer's S1 filing on January 6, 2026 (2) 1,538,000 shares acquirable through convertible notes held by Jane Street Global Trading, LLC; and (3) 1902 shares acquirable through warrants held by Jane Street Global Trading, LLC and Jane Street Capital, LLC.
- Jane Street Capital, LLC: type of reporting person: broker-dealer (BD); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,290; sole dispositive power 0; shared dispositive power 4,290; aggregate amount beneficially owned 4,290 (0% of the class)
  Comment: The reported holding includes 1807 shares that can be acquired from warrants held. The % ownership calculation uses 86,706,506 outstanding shares which is based on (1) 85,166,604 shares outstanding as of December 30, 2025 as stated in the issuer's S1 filing on January 6, 2026 (2) 1,538,000 shares acquirable through convertible notes held by Jane Street Global Trading, LLC; and (3) 1902 shares acquirable through warrants held by Jane Street Global Trading, LLC and Jane Street Capital, LLC.
- Jane Street Options, LLC: type of reporting person: broker-dealer (BD); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 948,076; sole dispositive power 0; shared dispositive power 948,076; aggregate amount beneficially owned 948,076 (1.1% of the class)
  Comment: The % ownership calculation uses 86,706,506 outstanding shares which is based on (1) 85,166,604 shares outstanding as of December 30, 2025 as stated in the issuer's S1 filing on January 6, 2026 (2) 1,538,000 shares acquirable through convertible notes held by Jane Street Global Trading, LLC; and (3) 1902 shares acquirable through warrants held by Jane Street Global Trading, LLC and Jane Street Capital, LLC.
- Jane Street Global Trading, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,873,230; sole dispositive power 0; shared dispositive power 6,873,230; aggregate amount beneficially owned 6,873,230 (7.9% of the class)
  Comment: The reported holding includes 1,538,000 shares that can be acquired from convertible notes held by Jane Street Global Trading, LLC and 95 shares that can be acquired from warrants held by Jane Street Global Trading, LLC. The % ownership calculation uses 86,706,506 outstanding shares which is based on (1) 85,166,604 shares outstanding as of December 30, 2025 as stated in the issuer's S1 filing on January 6, 2026 (2) 1,538,000 shares acquirable through convertible notes held by Jane Street Global Trading, LLC; and (3) 1902 shares acquirable through warrants held by Jane Street Global Trading, LLC and Jane Street Capital, LLC.

## Item 1. Issuer
Name of issuer: ProCap Financial, Inc.
Address of issuer's principal executive offices: 600 LEXINGTON AVE., FLOOR 2, 600 LEXINGTON AVE., FLOOR 2, NEW YORK, NEW YORK, 10022.

## Item 2. Person Filing
Name of person filing:
Jane Street Group, LLC;
Jane Street Capital, LLC;
Jane Street Options, LLC;
Jane Street Global Trading, LLC;
Address of principal business office or, if none, residence:
Jane Street Group, LLC
250 Vesey Street
6th Floor
New York, NY 10281

Jane Street Capital, LLC
250 Vesey Street
6th Floor
New York, NY 10281

Jane Street Options, LLC
250 Vesey Street
6th Floor
New York, NY 10281

Jane Street Global Trading, LLC
250 Vesey Street
6th Floor
New York, NY 10281
Citizenship: See Item 4 of Cover Page

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 7,825,596.00
Percent of class: 9.0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 7,825,596.00
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 7,825,596.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
Subsidiary
Jane Street Capital, LLC
Jane Street Options, LLC
Jane Street Global Trading, LLC

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- JANE STREET GROUP, LLC: /s/ Jeremy Kahn, Jeremy Kahn (Authorized Signatory) (02/12/2026)
- Jane Street Capital, LLC: /s/ Jeremy Kahn, Jeremy Kahn (Authorized Signatory) (02/12/2026)
- Jane Street Options, LLC: /s/ Jeremy Kahn, Jeremy Kahn (Authorized Signatory) (02/12/2026)
- Jane Street Global Trading, LLC: /s/ Jeremy Kahn, Jeremy Kahn (Authorized Signatory) (02/12/2026)